Exhibit 99.2

Evotec adjusts revenue guidance and confirms profit guidance anticipating a more profitable revenue mix

•	Successful execution of new strategy for sustainable and profitable growth leading to changing revenue mix with strong demand for Evotec’s differentiated platforms

•	High-margin technology license revenues expected to have a stronger impact than anticipated

•	Significant cost optimization in excess of initial targets from Priority Reset

•	Shared R&D base business continues to navigate in a challenging market environment

•	H1 2025 Group revenues below expectations; adj. EBITDA broadly in line with expectations

•	Revenue guidance adjusted; R&D and adjusted EBITDA guidance unchanged, reflecting improved revenue mix and cost discipline

•	Evotec confirms its Outlook 2028

Hamburg, Germany, 21 July 2025:

Evotec SE (Frankfurt Stock Exchange: EVT, MDAX/TecDAX, ISIN: DE0005664809; NASDAQ: EVO) today announced that it has updated its revenue guidance for the fiscal year 2025. R&D and adjusted EBITDA related guidance elements remain unaffected.

For the current fiscal year, the Company expects revenues in the range of € 760 – 800 m (versus previously € 840 – 880 m; 2024: € 797.0 m);

R&D expenditures are expected in a range of € 40 – 50 m (unchanged; 2024: € 50.8 m);

Adjusted EBITDA1 is expected to reach € 30 – 50 m (unchanged; 2024: € 22.6 m).

Outlook 2028 remains unchanged with a targeted Group revenue CAGR2024-2028 in a range of 8 - 12% and an expected adj. EBITDA margin above 20% by 2028.

1 Excluding potential costs related to the transformation program in 2025

CAGR: Compound annual growth rate

In April, Evotec announced its new strategy for sustainable and profitable growth. A key element of this strategy is the refocused growth path, building on existing and new partnerships and further strengthened by leveraging its capabilities as a scalable technology and service provider. This also includes pivoting to a capex lighter model.

The Company expects this value creation strategy to result in tangible results earlier than initially expected, driven by stronger than planned revenue contributions from high-margin technology license deals.

After generating revenues below expectations in H1 2025, the Shared R&D base business is expected to continue to operate in a challenging market in the second half of 2025.

Dr Christian Wojczewski, Chief Executive Officer of Evotec, said:

“Our strategy for sustainable and profitable growth is progressing as planned. Strong demand for higher margin businesses reflects the strength of our platforms and validates the decisions we've made around focus, partnerships, and capital efficiency. While some parts of our business continue to operate in a challenging market environment, the execution of our Priority Reset, and new strategy gives us confidence that we are well-positioned to deliver on our long-term ambitions.”

The changing revenue mix is expected to positively influence the margin profile of the Evotec Group.

In parallel, Evotec accelerated the implementation of its Priority Reset focused on ensuring sustainable profitable growth and right-sizing the business. The cost savings generated through these transformation efforts are now expected to exceed targets announced during the Q1 2025 results call on 06 May 2025.

About Evotec SE

Evotec is a life science company that is pioneering the future of drug discovery and development. By integrating breakthrough science with AI-driven innovation and advanced technologies, we accelerate the journey from concept to cure — faster, smarter, and with greater precision.

Our expertise spans small molecules, biologics, cell therapies and associated modalities, supported by proprietary platforms such as Molecular Patient Databases, PanOmics and iPSC-based disease modeling.

With flexible partnering models tailored to our customers’ needs, we work with all Top 20 Pharma companies, over 800 biotechs, academic institutions, and healthcare stakeholders. Our offerings range from standalone services to fully integrated R&D programs and long-term strategic partnerships, combining scientific excellence with operational agility.

Through Just – Evotec Biologics, we redefine biologics development and manufacturing to improve accessibility and affordability.

With a strong portfolio of over 100 proprietary R&D assets, most of them being co-owned, we focus on key therapeutic areas including oncology, cardiovascular and metabolic diseases, neurology, and immunology.

Evotec’s global team of more than 4,800 experts operates from sites in Europe and the U.S., offering complementary technologies and services as synergistic centers of excellence. For additional information please go to www.evotec.com and follow us on X/Twitter @Evotec and LinkedIn.

Forward-looking statements

This announcement contains forward-looking statements concerning future events, including the proposed offering and listing of Evotec’s securities. Words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “should,” “target,” “would” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding Evotec’s expectations for revenues, Group EBITDA and unpartnered R&D expenses. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by Evotec at the time these statements were made. No assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Evotec. Evotec expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Evotec’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information, please contact:

Investor Relations

Volker Braun

EVP Head of Global Investor Relations & ESG

Volker.Braun@evotec.com